UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Authentidate Holding Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
052666104
(CUSIP Nubmer)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

CUSIP No. 052666104
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,664,123
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,664,123
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,664,123
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 052666104
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,671,623
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,671,623
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,671,623
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 052666104
1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OR ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,671,623
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,671,623
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,671,623
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5%
14.	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

Reporting Persons are Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership ("Lazarus Partners"), Lazarus Management Company LLC, a Colorado limited liability company ("Lazarus Management"), and Justin B. Borus (collectively "Reporting Persons").

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the common stock of Authentidate Holding Corp., a Delaware corporation (the "Issuer").

(b)  The principal executive offices of the Issuer are located at Connell Corporate Center, 300 Connell Drive, 5th Floor, Berkeley Heights, N.J.  07922.

Item 2.  Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Partners, Lazarus Management and Justin B. Borus.

Lazarus Management is the investment adviser and general partner of Lazarus Partners and Lazarus Macro Micro Partners LLLP ("Macro Micro Partners"), and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners and Macro Micro Partners.  Justin B. Borus ("Mr. Borus") is the managing member of Lazarus Management.  As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management. Macro Micro Partners' holdings in the Issuer consist of 7,500 shares of Common Stock so it is not a reporting person.  Its shares are included in Lazarus Management's and Mr. Borus' holdings, for the reasons set forth above.  The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners or Macro Micro Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws, except that Lazarus Management is subject to an order in an SEC administrative proceeding, File No. 3-16068 based on its inadvertent late filing of reports required under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934.  Without admitting or denying any violation, Lazarus Management submitted an offer to the SEC to settle the matter by agreeing to cease and desist from committing more filing violations and by paying a $60,000 penalty, with the offer of settlement being accepted in the SEC's order.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold shares of the Issuer's common stock and warrants to purchase common stock that were acquired for cash with partnership funds or were received in exchange for debt cancellation, accrued dividends or accrued interest or in consideration of extensions of payment.  On or about October 12, 2010, Lazarus Partners purchased 500,000 Units from the Issuer for a purchase price of $2,000,000.00 with each unit consisting of six (6) shares of Common Stock, one (1) share of Series C Convertible Preferred Stock and a warrant to purchase five (5) shares of Common Stock.  The Series C Preferred Stock was not convertible without shareholder approval, but converted (together with accrued dividends) into a total of 1,420,616 shares of Common Stock on April 5, 2013 when shareholder approval was obtained.  On or about October 6, 2011, Lazarus Partners purchased from Issuer 1,428,571 Units for $1,000,000.00 with each Unit consisting of one (1) share of Common Stock and a warrant to purchase one-half (1/2) a share of Common Stock.  On or about March 9, 2012, Lazarus Partners purchased a $1,000,000.00 promissory note from the Issuer and stock purchase warrants exercisable for 1,492,537 shares of Common Stock for a purchase price of $1,000,000.00.  On April 10, 2012, the Issuer distributed Common Stock warrants to the holders of its Series C Preferred Stock in consideration of an extension of the maturity date of its Series C Preferred Stock and Lazarus Partners received warrants exercisable for 660,000 shares of Common Stock in connection with this distribution.  All transactions described in this Schedule that occurred prior to August 30, 2012 refer to shares prior to adjustment for the reverse stock split that was effective August 30, 2012.  On or about September 28, 2012, Lazarus purchased $1,000,000.00 in senior secured notes and common stock warrants for a total purchase price of $1,000.000.00.  The Warrants first became exercisable on March 28, 2013 for 775,194 shares at an exercise price $1.34 a share.  On September 28, 2012, Lazarus also received Warrants to purchase 542,636 shares at an exercise price of $1.34 a share in consideration of an extension of the maturity date of a promissory note.  These Warrants also became exercisable on March 28, 2013.  On or about June 20, 2013, Lazarus Partners purchased 200,000 Units with each Unit consisting of one (1) share of Series D Preferred Stock and Warrants to purchase 10 shares of Common Stock.  The Units were purchased at a purchase price of $10.00 a Unit which was paid by cancellation of $2,000,000 of senior debt held by Lazarus Partners.  On or about December 20, 2013 the Warrants for 2,000,000 shares of Common Stock became exercisable at an exercise price $.95 a share and the Series D Preferred Stock became convertible into an aggregate of 1,842,133  shares of Common Stock.  On or about August 29, 2014, Lazarus Partners purchased from Issuer 704,225 Units for $500,000.00 with the purchased Units consisting of 704,225 shares of Common Stock and Warrants to purchase 232,394 shares of Common Stock.  The Warrants first become exercisable on March 3, 2015 at an exercise price $0.8875 a share and expire on September 3, 2019.  The Warrants also contain cashless exercise provisions that may apply under certain conditions.

Item 4.  Purpose of Transaction.

(a)-(i)            The securities of the Issuer were purchased for investment in the ordinary course of Reporting Persons' business, but in connection with Lazarus Partners' most recent $500,000 investment in Common Stock and Warrants of the Issuer, Lazarus Partners has an understanding with members of the Issuer's directors as follows:  (i) In the 60 days following August 28, 2014, a certain Board Member of the Issuer will retire and then will be replaced by an independent director with healthcare expertise to be selected by the Issuer's current Board of Directors, subject to such person's independence and level of expertise being reasonably acceptable to Lazarus Partners, and (ii) Lazarus Partners has 90 days following August 28, 2014 to designate an additional person to become a member of the Issuer's Board of Directors.  Lazarus Partners intends to stay in ongoing dialogue with the Issuer regarding the composition of the Issuer's Board of Directors, and may advocate for certain other changes in the Issuer's Board of Directors and/or management.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to items 7, 9, 11 and 13 of pages 2-4 of this Schedule, which items are incorporated by reference.  The securities reported on this Schedule that are held by Lazarus Partners consist of 6,588,356 shares of Common Stock, Warrants to purchase an additional 6,233,634 shares of Common Stock and 200,000 shares of Series D Preferred Stock that are convertible into 1,842,113 shares of Common Stock.  Lazarus Management and Mr. Borus are also reporting the securities held by Macro Micro Partners as described above.  The calculation of percentage of beneficial ownership in Item 13 of page 2 – 4 was calculated using information from Issuer's Prospectus Supplement filed with the Securities and Exchange Commission on September 2, 2014, in which the Issuer stated that the number of shares of its common stock, $0.001 par value per share, outstanding after the closing of its offering on September 3, 2014 was 41,587,375 shares.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.  With respect to the shares held by Macro Micro Partners, the only Reporting Persons who have power to vote or to direct the voting of such shares or have the power to dispose or direct the disposition of such shares are Lazarus Management and Justin B. Borus.

(c)  The purchase of Units on or about August 29, 2014 described in Item 3 above is the only transaction in securities of the Issuer that was effected by Reporting Persons in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lazarus Partners is a party to Securities Purchase Agreements with the Issuer dated August 28, 2014, October 12, 2010, October 6, 2011, March 9, 2012, and June 11, 2013 pursuant to which securities were purchased as more fully described in Item 3 above, Registration Rights Agreements with the Issuer entered into in connection with the October 12, 2010 and June 11, 2013 Securities Purchase Agreements and Warrants to purchase securities.  Lazarus Partners is also a party to a Securities Purchase Agreement, Security Agreement and Amendment to Agreement dated September 24, 2012 and a Board Nomination and an Observer Agreement dated September 25, 2012.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of September 16, 2014, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2014

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.001 per share, of Authentidate Holding Corp., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  September 16, 2014.

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

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